UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63888 / February 11, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14250

In the Matter of	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**
CHINA DIGITAL MEDIA CORPORATION,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against China Digital Media Corporation ("China Digital" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

    A.   <u>China Digital Media Corporation</u>, a Nevada corporation based in Hong Kong, China, is in the business of Cable TV operations, digital television technology development and trading of TV contents in China. Since at least January 2005, the common stock of China Digital has been registered under Section 12(g) of the Exchange Act and the company has filed annual reports on Forms 10-K and 10-KSB and quarterly reports on Forms 10-Q and 10-QSB, pursuant to Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. At all relevant times, China Digital stock has been quoted on the OTC BB and "Pink Sheets" which is dissemination by the Pink OTC Markets.

    B.   China Digital has failed to comply with Sections 10(b) and 13(a) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-11 thereunder, while its common stock was registered with the Commission in that it made materially false and misleading statements in several 2005 public filings, including its 2005 Form 10-KSB and Forms 8-K, concerning the sale of securities by an officer and director, the description of the market for and trading range of its securities, and the offer and sale of its securities pursuant to Regulation E of the Exchange Act.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Instituting Proceedings, Making Findings, and Revoking the Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

Honorable Brenda P. Murray
Chief Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Mary P. Hansen, Esquire
Securities and Exchange Commission
Philadelphia Regional Office
701 Market Street, Suite 2000
Philadelphia, PA 19106

China Digital Media Corporation
c/o Ralph V. DeMartino, Esquire and/or
Cavas S. Pavri, Esquire
Cozen O'Connor
1627 I Street, NW, Suite 1100
Washington, DC 20006-4007

Ralph V. DeMartino, Esquire and/or
Cavas S. Pavri, Esquire
Cozen O'Connor
1627 I Street, NW, Suite 1100
Washington, DC 20006-4007
(Counsel to China Digital Media Corporation)